Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Partners
Citigroup Diversified 2000 Futures Fund L.P.:
We consent to the use of our report dated March 24, 2008, with respect to the statement of financial condition of Citigroup Diversified 2000 Futures Fund L.P. (formerly known as Salomon Smith Barney Diversified 2000 Futures Fund L.P.), including the schedule of investments, as of December 31, 2007, and the related statements of income and expenses, and changes in partners’ capital for each of the years in the two-year period ended December 31, 2007, which report appears in the December 31, 2008 annual report on Form 10-K of Citigroup Diversified 2000 Futures Fund L.P.
/s/ KPMG LLP
New York, New York
March 26, 2009